UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 15, 2015
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated September 15, 2015 announcing changes in organization.

Istanbul, September 15, 2015

Announcement Regarding Changes in Organization

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Following changes have been made to our organizational structure:

•
Burak Ersoy, who has been serving as the Senior Vice President of Retail Sales and Distribution Channels, has been assigned as the Chief Executive Officer of Astelit, LLC, effective as of October 1, 2015. Effective as of the same date, Retail Sales and Distribution Channels function and Active Sales function will be merged and managed under Retail and Active Sales function. Murat Erkan, who currently serves as the Senior Vice President of Active Sales, has been assigned as the Senior Vice President of Retail and Active Sales, effective as of October 1, 2015.

•
Technology Function, comprised of “Infrastructure Management”, “Network Technologies” and “Information and Communication Technologies” functions are grouped under “Network Technologies” and “Information and Communication Technologies” functions. Gediz Sezgin has been assigned as the Senior Vice President of Network Technologies while Serkan Öztürk has been the Senior Vice President of Information and Communication Technologies.

•
Yiğit Kulabaş, who has been serving as the Senior Vice President of Product, Service and Alliances, decided to resign from his position effective as of September 18, 2015. We thank Yiğit Kulabaş for his valuable contributions to the Company over the past years, and wish him every success in his future career.

Serkan Öztürk graduated from Middle East Technical University Electrical and Electronics Engineering department in 1998. He received his MBA degree from Istanbul University in 2004.  He started his career at Vestel and joined our company in 2000. He worked as project supervisor and manager at Turkcell Project Management office between 2000-2009. He served as Chief Information Technologies Officer in Astelit between 2009-2010 and in Turkcell Superonline between 2010-2011. Prior his to his recent assignment, he has been serving as director of Customer Relations Management and Business Intelligence Solutions (CRM & BIS).

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 15, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 15, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director